UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ECLIPS MEDIA TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

27885J 101
(CUSIP Number)

Jonathan Honig
4263 NW 61st Lane
Boca Raton, FL 33496
Tel: 561-241-4748
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 4, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27885J 101

1	NAMES OF REPORTING PERSONS: Jonathan Honig

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer.

This amended statement relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of EClips Media Technologies, Inc., a Delaware corporation, formerly known as Eclips Energy Technologies, Inc., a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 110 Greene Street, Suite 403, New York, NY 10012.  This statement amends those Schedule 13D items as are set forth herein.

Item 2. Identity and Background;

Item 5. Interest in Securities of the Issuer.

This amended statement is being filed by Jonathan Honig (the “Reporting Person”) in order to correct a previously filed report. Reporting Person is the owner of less than 5% of the issued and outstanding Common Stock of the Issuer.

This amended statement amends the statement on Schedule 13D originally filed on March 30, 2010 (the “Schedule 13D”) disclosing ownership of Common Stock as of February 4, 2010.  The purpose of the Amendment is to amend the Schedule 13D inasmuch as the Reporting Person does not own in excess of 5% of the Common Stock of the Issuer.     In accordance with Rule 13d-4, the Reporting Person disclaims that he at any time beneficially owned greater than 5% of the Common Stock of the Issuer.  As of the date of this statement the Reporting Person owns 10,000,000 shares of Common Stock.  All percentages set forth in this Schedule 13D are calculated based on 203,525,338 shares of Common Stock outstanding as of July 14, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

July 14, 2010	/s/ Jonathan Honig
Jonathan Honig